September 18, 2025

Pei Yuen Rena Ho
Chief Executive Officer and Executive Director
SMJ International Holdings Inc.
1 Jurong Port Road
#02-20 Jurong Logistics Hub
Singapore 619115

       Re: SMJ International Holdings Inc.
           Registration Statement on Form F-1
           Filed September 5, 2025
           File No. 333-290077
Dear Pei Yuen Rena Ho:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed September 5, 2025
Cover Page

1. We note your response to prior comment 1 and reissue in part. Revise the disclosure here and at page 2 that your controlling shareholders will have "significant influence over matters requiring shareholder approval..." to state clearly, if accurate, that they will control the outcome of such matters.
Capitalization, page 34

2. Please disclose the number of shares issued and outstanding for each class of shares for each column presented. Also, long term amounts due to shareholders appear to be financing in nature. Include these borrowings as well as short-term borrowings in your total capitalization. Refer to Item 3.B of Form 20-F.
 September 18, 2025
Page 2

Management
Employment Agreements and Director Agreements, page 77

3. Please revise your description of employment and director agreements for consistency with the terms and status of such agreements as filed. For example, you state that you
       "shall enter" into agreements with Rena Ho, Nellie Ho, and Rosie Lee upon effectiveness of the registration statement, but it appears from Exhibits 10.1 through
       10.4 that you entered into agreements with these individuals, as well as Sherina Low, in May 2025. We further note inconsistencies between the agreements and the description of termination provisions. Summarize the compensation arrangements of these officers.
Exhibit Index, page II-4

4. Please file the articles of incorporation of the registrant or instruments corresponding thereto as currently in effect and any amendments thereto. Refer to Item 601(b)(3)(i)
       of Regulation S-K. We note that Exhibits 3.1 and 3.2 appear to be the governing documents of your Singapore and BVI subsidiaries, respectively, rather than the amended and restated memorandum and articles of association of the issuer as adopted on April 23, 2025.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact James Giugliano at 202-551-3319 or Doug Jones at 202-551-3309 with questions regarding comments on the financial statements and related matters. Please contact
Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Charlotte Westfall